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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13G/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)*


                        TRANSKARYOTIC THERAPIES, INC.
              -------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
              -------------------------------------------------
                        (Title of Class of Securities)


                                  893735100
                      ----------------------------------
                                (CUSIP Number)


           --------------------------------------------------------
             (Date of Event Which Requires Filing This Statement)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ ]    Rule 13d-1(b)

                             [X]    Rule 13d-1(c)

                             [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     893735100
          ------------------

         1.     Names of Reporting Persons                     BB BIOTECH AG
                                           ------------------------------------------------------

                I.R.S. Identification Nos. of above persons (entities only):         N/A
                                                                             --------------------


         2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)   [X]

                (b)   [ ]


         3.     SEC  Use Only
                              -------------------------------------------------------------------


         4.     Citizenship or Place of Organization                 SWITZERLAND
                                                     --------------------------------------------



         Number of Shares Beneficially        5.    Sole Voting Power                 0
         Owned by Each Reporting Person                                      --------------------
         with:

                                              6.    Shared Voting Power            481,500
                                                                             --------------------


                                              7.    Sole Dispositive Power            0
                                                                             --------------------


                                              8.    Shared Dispositive Power       481,500
                                                                             --------------------

         9.     Aggregate Amount Beneficially
                Owned by Each Reporting Person                      481,500
                                               --------------------------------------------------


         10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares       [  ]


         11.    Percent of Class Represented by amount in Row (9)               1.8%
                                                                  -------------------------------


         12.    Type of Reporting Person (See Instructions)                 HC,CO
                                                            -------------------------------------

CUSIP No.     893735100
          ------------------

         1.     Names of Reporting Persons                     BIOTECH INVEST N.V.
                                           ------------------------------------------------------

                I.R.S. Identification Nos. of above persons (entities only):         N/A
                                                                             --------------------


         2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)   [X]

                (b)   [ ]


         3.     SEC  Use Only
                              -------------------------------------------------------------------


         4.     Citizenship or Place of Organization                 NETHERLANDS ANTILLES
                                                     --------------------------------------------



         Number of Shares Beneficially        5.    Sole Voting Power                 0
         Owned by Each Reporting Person                                      --------------------
         with:

                                              6.    Shared Voting Power            481,500
                                                                             --------------------


                                              7.    Sole Dispositive Power            0
                                                                             --------------------


                                              8.    Shared Dispositive Power       481,500
                                                                             --------------------

         9.     Aggregate Amount Beneficially
                Owned by Each Reporting Person                      481,500
                                               --------------------------------------------------


         10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares       [  ]


         11.    Percent of Class Represented by amount in Row (9)               1.8%
                                                                  -------------------------------


         12.    Type of Reporting Person (See Instructions)                   CO
                                                            -------------------------------------

ITEM 2

         2(a)   Name of Person Filing:    BB BIOTECH AG ("BB BIOTECH"), ON
                BEHALF OF BIOTECH INVEST N.V. ("BIOINVEST"), ITS WHOLLY-OWNED SUBSIDIARY AND RECORD OWNER OF THE SECURITIES.

         2(b)   Address of Principal Business Office or, if none, Residence:

                BB BIOTECH AG:  VODERGASSE 3, CH-8300 SCHAFFHAUSEN, SWITZERLAND

                BIOTECH INVEST S.A.:         DE RUYTERKADE 62, WILLEMSTAD,

                                             CURACAO, NETHERLANDS ANTILLES

         2(c)   Citizenship:            SEE ITEM NO. 4 OF COVER PAGES
                             ---------------------------------------------------

         2(d)   Title of Class of Securities             COMMON STOCK
                                             -----------------------------------

         2(e)   CUSIP Number               893735100
                              -----------------------------------


ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)    Amount beneficially owned:                      481,500
                                                     ------------------------------

         (b)    Percent of class:                                 1.8%
                                                     ------------------------------

         (c)    Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote                         0
                                                                              --------------------

                (ii)  Shared power to vote or to direct the vote                    481,500
                                                                              --------------------

                (iii) Sole power to dispose or to direct the disposition of            0
                                                                              --------------------

                (iv)  Shared power to dispose or to direct the disposition of       481,500
                                                                              --------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[ X ]



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         THIS STATEMENT IS FILED JOINTLY BY BB BIOTECH AND BIOINVEST. BIOINVEST IS A WHOLLY OWNED SUBSIDIARY OF BB BIOTECH.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

         After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     BB BIOTECH AG


Date:    February 14, 2002                      By:  /s/ CATHY BRUGGER
         -----------------                           --------------------------
                                                     Name:  Cathy Brugger
                                                     Title: Signatory Authority




Date:    February 14, 2002                      By:  /s/ RUBINO DI GIROLAMO
         -----------------                           --------------------------
                                                     Name:  Rubino Di Girolamo
                                                     Title: Signatory Authority


                                                     BIOTECH INVEST N.V.


Date:    February 14, 2002                      By:  /s/ JAN BOOTSMA
         -----------------                           --------------------------
                                                     Name:  Jan Bootsma
                                                     Title: Signatory Authority



Date:    February 14, 2002                      By:  /s/ RUBINO DI GIROLAMO
         -----------------                           --------------------------
                                                     Name:  Rubino Di Girolamo
                                                     Title: Signatory Authority

                                EXHIBIT INDEX

Exhibit A:   Agreement by and between BB Biotech and BioInvest with respect to the filing of this disclosure statement.*




-------------------
*  Previously filed.